UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Agenus Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00847G705

(CUSIP Number)

February 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847G705		13G

1.	Names of Reporting Persons Incyte Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,763,968 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,763,968 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,763,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11%

12.	Type of Reporting Person (See Instructions) Company

CUSIP No. 00847G705	13G

Item 1.
	(a)	Name of Issuer Agenus Inc. (“Agenus”)
	(b)	Address of Issuer’s Principal Executive Offices 3 Forbes Road, Lexington, Massachusetts 02421

Item 2.
	(a)	Name of Person Filing Incyte Corporation (“Incyte”)
	(b)	Address of the Principal Office or, if none, Residence 1801 Augustine Cut-Off, Wilmington, Delaware 19803
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities common stock, $0.01 par value per shares (“Common Stock”)
	(e)	CUSIP Number 00847G705

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 7,763,968 shares
	(b)	Percent of class: 11.0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 7,763,968 shares (1).
		(ii)	Shared power to vote or to direct the vote 0.
		(iii)	Sole power to dispose or to direct the disposition of 7,763,968 shares (1).
		(iv)	Shared power to dispose or to direct the disposition of 0.

(1)   Under the Stock Purchase Agreement between Incyte and Agenus, Incyte has agreed not to dispose of any shares of Common Stock beneficially owned by it during the 12 month period beginning on February 18, 2015. Further, under a License, Development and Commercialization Agreement among Incyte, a wholly-owned subsidiary thereof, Agenus and a wholly-owned subsidiary of Agenus, the Incyte entities have agreed to certain standstill provisions that allow them to acquire up to 15% of Agenus’s outstanding voting stock, including the shares of Common Stock acquired pursuant to the Stock Purchase Agreement, solely for investment purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 00847G705	13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2015
Date

INCYTE CORPORATION

By:	/s/ Eric H. Siegel
Signature

Eric H. Siegel Executive Vice President and General Counsel
Name/Title